UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ORION ENERGY SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
686275108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 686275108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Neal R. Verfuerth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 3,202,867
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,202,867
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,202,867
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 6 Pages

CUSIP No. 686275108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patricia A. Verfuerth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 3,202,867
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,202,867
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,202,867
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 6 Pages

CUSIP No. 686275108

Item 1(a).	Name of Issuer:

Orion Energy Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2210 Woodland Drive Manitowoc, WI 54220

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are Neal R. Verfuerth and Patricia A. Verfuerth.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for both Neal R. Verfuerth and Patricia A. Verfuerth) 2210 Woodland Drive Manitowoc, WI 54220

Item 2(c).	Citizenship:

Neal R. Verfuerth and Patricia A. Verfuerth are United States citizens.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

686275108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 4 of 6 Pages

CUSIP No. 686275108

Item 4.	Ownership

Neal R. Verfuerth

(a)	Amount Beneficially Owned: 3,202,867(1)

(b)	Percent of Class: 14.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,202,867(1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,202,867(1)

(iv)	shared power to dispose or to direct the disposition of: 0

Patricia A. Verfuerth

(a)	Amount Beneficially Owned: 3,202,867(1)

(b)	Percent of Class: 14.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,202,867(1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,202,867(1)

(iv)	shared power to dispose or to direct the disposition of: 0

(1)	Includes (a) 1,957,861 shares held by Neal R. Verfuerth; (b) 325,468 shares issuable upon the exercise of stock options held by Neal R. Verfuerth that are exercisable within 60 days of December 31, 2009; (c) 769,234 shares held by Patricia A. Verfuerth and (d) 150,304 shares issuable upon the exercise of stock options held by Patricia A. Verfuerth that are exercisable within 60 days of December 31, 2009. Neal R. Verfuerth and Patricia A. Verfuerth are husband and wife and as such, each is deemed to be the beneficial owner of shares held by the other.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 5 of 6 Pages

CUSIP No. 686275108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.	Exhibit 1. Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 14, 2008).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2010

/s/ Neal R. Verfuerth
Neal R. Verfuerth
/s/ Patricia A. Verfuerth
Patricia A. Verfuerth

Page 6 of 6 Pages